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LGBTQ-owned
Pansy Plants

Shop & Service

West Fargo, ND 58078
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Pansy Plants is seeking investment to establish a brick and mortar store to provide a unique shopping experience to the West Fargo metro area.
First Location
Pansy Plants is a plant store centered around the houseplant enthusiast. By utilizing a unique and rotating inventory, it will cater to the experienced plant collector while still meeting the needs of the plant novice through its commitment to service.
OUR MISSION

To inspire a community of plant lovers by providing quality products paired with an inclusive level of service.

Create a unique environment where everyone feels welcome and comfortable.
Provide products for all plant lovers.
Focus on building a community within the establishment and engaging the surrounding community
OUR STORY

There wasn't a time in Scott's life he didn't love plants. Growing up gardening with his grandma, he quickly talked his mom into buying him his first plant, a cactus, while in elementary school (even though the only plants she ever bought were silk). Now, Scott has over 125 plants in his personal collection and no two are the same. In order to accomplish this, Scott has had to utilize online shopping, social media, and resources out of the area to continue to find new plants and expand his knowledge. His need to go outside of the community lead to Pansy Plants and his desire to create a local resource for others.

OUR OFFERINGS

Pansy Plants will offer a variety of goods and services to cater to plant enthusiasts.

Plants: diverse product line, price points and rotating inventory.
Plant goods: soil, fertilizer, planters, gardening tools, etc.
Merchandise: local arts and crafts, small home goods, gifts and gift cards.
Plant of the Month Club.
Themed Plant Classes.
In Store Potting.
Proactive engagement on sales floor to help with education and questions.
INTENDED USE OF FUNDS

The main use of funds will be preparing the retail space. Currently, the space has sheet rock and concrete flooring as a base. It will not require a restroom, any additional walls, or other features which will greatly cut down on costs.

Electrical, plumbing, and wall finishings will be needed to prepare the space.
Furniture and decoration inspired from Art Deco with bold designs to liven up the space.
Functional pieces such as shelves, tables, and other displays.
PANSY PLANTS WILL BASE THEIR OPERATIONS OUT OF THE PIONEER PLAZA ON SHEYENNE STREET IN WEST FARGO, NORTH DAKOTA.

CURRENT AVAILABLE SPACE: 1195 SQUARE FEET.
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THE TEAM
Scott Brezina
Owner

Scott's journey with people was filled with learning opportunities, forged relationships, and while it has not always been easy, it has made him stronger. Scott has worked in the retail industry for over 15 years serving in support and management roles. He grew up in retail, learned life lessons in retail, went through COVID in retail, and became who he is today in retail. Scott's diverse and long history has taught him people make everything worth doing, and inspiring and supporting them is the most fulfilling thing he can do. These can take many shapes as well. Support can be operational like balancing staffing levels, inventory management, studying profit and loss reports, or scrubbing floors; and inspiring people can be as simple as sitting down with a cup of coffee and an open mind.

These passions instilled in this company are are why Pansy Plants will be successful, will be loved by a community, and will be why it is worth any investment.

Q&A
How did you land on the name Pansy Plants?

Being a queer lover of plants, I wanted to incorporate a cultural reference and play on words. In doing so, my hope is to reappropriate the word "Pansy" in a positive light revolving around something I love.

What is the cost of Plant of the Month Club and what comes with it?

Plant of the Month Club will be a monthly $50 subscription. People who sign up will get a plant, an accessory, and an exclusive gift once a month. These will be available to be picked up in store or shipped directly to the person. Shipping will be an extra fee.

How often will you have Themed Plant Classes and how much will they cost?

Themed Plant Classes will be offered twice a month averaging about 10 people and estimating to be about $40 per person. Classes will have a variety of themes depending on the season such as cacti gardens, macrame plant hangers and shaping bonsai, to name a few. The cost for the class will include the materials used and participates will be able to take home the finished product.

Will you propagate your own plants?

Absolutely! Propagation will start as soon as possible. Propagating some of our own inventory is essential to passing savings to our customer base. It will take time for product to grow so the use of wholesalers will be used initially to help establish a strong inventory.

How did you land on the name Pansy Plants?

Being a queer lover of plants, I wanted to incorporate a cultural reference and play on words. In doing so, my hope is to reappropriate the word "Pansy" in a positive light revolving around something I love.

What is the cost of Plant of the Month Club and what comes with it?

Plant of the Month Club will be a monthly $50 subscription. People who sign up will get a plant, an accessory, and an exclusive gift once a month. These will be available to be picked up in store or shipped directly to the person. Shipping will be an extra fee.

How often will you have Themed Plant Classes and how much will they cost?

Themed Plant Classes will be offered twice a month averaging about 10 people and estimating to be about $40 per person. Classes will have a variety of themes depending on the season such as cacti gardens, macrame plant hangers and shaping bonsai, to name a few. The cost for the class will include the materials used and participates will be able to take home the finished product.

Will you propagate your own plants?

Absolutely! Propagation will start as soon as possible. Propagating some of our own inventory is essential to passing savings to our customer base. It will take time for product to grow so the use of wholesalers will be used initially to help establish a strong inventory.

How did you land on the name Pansy Plants?

Being a queer lover of plants, I wanted to incorporate a cultural reference and play on words. In doing so, my hope is to reappropriate the word

"Pansy" in a positive light revolving around something I love.

What is the cost of Plant of the Month Club and what comes with it?

Plant of the Month Club will be a monthly $50 subscription. People who sign up will get a plant, an accessory, and an exclusive gift once a month. These will be available to be picked up in store or shipped directly to the person. Shipping will be an extra fee.

How often will you have Themed Plant Classes and how much will they cost?

Themed Plant Classes will be offered twice a month averaging about 10 people and estimating to be about $40 per person. Classes will have a variety of themes depending on the season such as cacti gardens, macrame plant hangers and shaping bonsai, to name a few. The cost for the class will include the materials used and participates will be able to take home the finished product.

Will you propagate your own plants?

Absolutely! Propagation will start as soon as possible. Propagating some of our own inventory is essential to passing savings to our customer base. It will take time for product to grow so the use of wholesalers will be used initially to help establish a strong inventory.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Fit Up $50,000
Essential Equipment and Furniture $6,000
Operating Capital $400
Mainvest Compensation $3,600
Total $60,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$234,200	$257,620	$275,653	$289,435	$298,118
Cost of Goods Sold	$70,018	$77,019	$82,410	$86,530	$89,125
Gross Profit	$164,182	$180,601	$193,243	$202,905	$208,993

EXPENSES

Rent	$29,280	$30,012	$30,762	$31,531	$32,319
Utilities	$3,600	$3,690	$3,782	$3,876	$3,972
Salaries	$35,000	$38,500	$41,194	$43,253	$44,550
Insurance	$840	$861	$882	$904	$926
Misc Expenses	$13,886	$14,233	$14,588	$14,952	$15,325
Operating Profit	$81,576	$93,305	$102,035	$108,389	$111,901

This information is provided by Pansy Plants. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Pansy Plants June 2022 Business Plan.pdf
Pansy Plants ProForma 6-20-22.pdf
Investment Round Status
Target Raise $60,000
Maximum Raise $80,000
Amount Invested $0
Investors 0
Investment Round Ends September 9th, 2022
Summary of Terms
Legal Business Name Pansy Plants LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 6%-8%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Forecasted milestones

Pansy Plants forecasts the following milestones:

Secure lease in West Fargo, ND by August, 2022.

Achieve $234,200 revenue per year in the first operating year, 2022-2023.

Achieve $54,835 profit per year in the first operating year, 2022-2023.

Other outstanding debt or equity

As of June 24th, 2022, Pansy Plants has debt of $0 outstanding and a cash balance of $20,000. In addition to the Pansy Plants's outstanding debt and the debt raised on Mainvest, Pansy Plants may require additional funds from alternate sources at a later date.

No operating history

Pansy Plants was established in May, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pansy Plants to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Pansy Plants operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pansy Plants competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pansy Plants's core business or the inability to compete successfully against the with other competitors could negatively affect Pansy Plants's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pansy Plants's management or vote on and/or influence any managerial decisions regarding Pansy Plants. Furthermore, if the founders or other key personnel of Pansy Plants were to leave Pansy Plants or become unable to work, Pansy Plants (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pansy Plants and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pansy Plants is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pansy Plants might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pansy Plants is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Pansy Plants

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pansy Plants's financial performance or ability to continue to operate. In the event Pansy Plants ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pansy Plants nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Pansy Plants will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pansy Plants is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pansy Plants will carry some insurance, Pansy Plants may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pansy Plants could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pansy Plants's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Pansy Plants's management will coincide: you both want Pansy Plants to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Pansy Plants to act conservative to make sure they are best equipped to repay the Note obligations, while Pansy Plants might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Pansy Plants needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pansy Plants or management), which is responsible for monitoring Pansy Plants's compliance with the law. Pansy Plants will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pansy Plants is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pansy Plants fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pansy Plants, and the revenue of Pansy Plants can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pansy Plants to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pansy Plants. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Pansy Plants isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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